FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For February 2, 2005	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: February 2, 2005

Form 6-K Exhibit Index

Exhibit No.

1	News release dated February 2, 2005 referenced as:

"EnCana moves ahead with conventional asset sales"

EnCana moves ahead with conventional asset sales

Focused on North American unconventional resources

CALGARY, Alberta (February 2, 2005) — EnCana Corporation (ECA: TSX, NYSE) is providing an update on its planned divestiture of conventional oil and gas assets in Western Canada, the Gulf of Mexico, Ecuador and some natural gas gathering and processing facilities in the U.S. Rocky Mountain states.

“These divestiture plans are consistent with EnCana’s sharpened focus on our North American resource play holdings in Western Canada, the U.S. Rocky Mountain states and Texas. Last year we divested of conventional properties with production of about 76,000 barrels of oil equivalent per day for total proceeds of approximately US$3.5 billion. Our remaining conventional oil and gas properties are attracting substantial interest from potential buyers,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “The sale of these conventional assets is expected to further strengthen our position as the industry leader in North American natural gas and in-situ oilsands resource plays.”

Western Canadian non-core property divestitures on track
EnCana has retained Waterous & Co. to coordinate the divestiture of 15 conventional properties primarily located in central and southern Alberta. Collectively, the properties produce approximately 17,700 barrels per day of oil and natural gas liquids and about 27 million cubic feet per day of natural gas for a total of about 22,000 barrels of oil equivalent per day. Bids are due February 8, 2005. Inquiries on these properties can be directed to Waterous & Co.

Gulf of Mexico offshore discoveries and exploration prospects for sale
EnCana has retained Morgan Stanley and Randall & Dewey to coordinate the divestiture of its Gulf of Mexico assets. EnCana is divesting of an average 40 percent working interest in 239 gross blocks comprising about 1.4 million acres. Included is a 25 percent working interest in the ChevronTexaco operated Tahiti discovery, one of the largest discoveries in the deepwater Gulf of Mexico to date. Recently completed production tests of the Tahiti discovery well produced at a restricted rate of 15,000 barrels per day; rate and pressure analysis indicate that the well is capable of sustained flow of as much as 30,000 barrels per day. Also included are five other significant non-operated discoveries currently under appraisal – Tonga, Jack, St. Malo, Sturgis and Sawtooth – plus a large inventory of exploration prospects. Offers are expected in April.

Ecuador producing about 78,000 barrels of oil per day from five blocks
EnCana has retained Harrison Lovegrove & Co. Limited to coordinate the divestiture of its Ecuador assets which include interests in five Oriente Basin blocks plus an interest in the OCP Pipeline. EnCana’s Ecuador assets are producing about 78,000 barrels of oil per day. At year-end 2003, proved reserves were about 162 million barrels. The interests include:

•	100 percent interest in Tarapoa Block, production: about 42,000 barrels of oil per day

•	40 percent economic interest in Block 15, production: about 31,000 barrels of oil per day

•	Interests in Block 14 (75 percent), Block 17 (70 percent) and Shiripuno Block (100 percent), production from three blocks: about 5,000 barrels of oil per day

•	36.3 percent interest in OCP Pipeline, about 500 kilometres in length, capacity of about 450,000 barrels of oil per day

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USA gathering and processing assets
In addition, EnCana Corporation subsidiary EnCana Oil & Gas (USA) Inc. plans to sell three natural gas gathering and processing properties in the Rocky Mountain states – Fort Lupton and Dragon Trail in Colorado, Lisbon in Utah. The gas plants have a total processing capacity of 210 million cubic feet per day and each one has extensive gas gathering pipelines.

The Fort Lupton plant, located in the Wattenberg Field about 20 miles northeast of Denver, processes up to 90 million cubic feet of gas per day. The Dragon Trail plant, located in the Piceance Basin in northwest Colorado, processes about 60 million cubic feet of gas per day. The Lisbon facility, located in western Paradox Basin, Utah, has processing capacity of 60 million cubic feet of gas per day.

EnCana Corporation
With an enterprise value of approximately US$34 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

Natural gas volumes are sold based on heat content in British Thermal Units (“Btu’s”) but physically measured in standard cubic feet (“scf”). The heat content of natural gas varies by formation and therefore by production region. For example, the heat content of EnCana’s natural gas production in Alberta is approximately 1,020 Btu/scf and the U.S. Rockies is approximately 1,110 Btu/scf. The average heat content of EnCana’s natural gas production in total is approximately 1,040 Btu/scf or 1.04 million British Thermal Units (“MMBtu”)/Mcf.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: anticipated sales of the U.S. midstream, Ecuador, Gulf of Mexico and Western Canadian assets; the

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anticipated effects of the proposed asset sales transactions; anticipated growth from resource plays and the expected characteristics of those resource plays; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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